# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN SHARED HOSPITAL SERVICES, CIK 0000744825
CUSIP: 029595105
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 850, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 10/01/2025
Amends the filing with accession number 0001144204-14-038122
Filed by CIK 0001609580
Persons authorized to receive notices and communications: Raymond C. Stachowiak, 601 Montgomery Street, Suite 850, San Francisco, California (CA), 94111, (415) 788-5300; Joseph R. DeHondt, 39577 Woodward Avenue, Suite 300, Bloomfield Hills, Michigan (MI), 48304, (248) 203-0700

## Reporting persons
- Stachowiak Raymond C (CIK 0001609580): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 641,678; shared voting power 919,059; sole dispositive power 641,678; shared dispositive power 919,059; aggregate amount beneficially owned 1,560,737 (23.7% of the class)
  Comment: (1) Includes 72,678 shares of common stock, no par value (the ";Common Stock") of American Shares Hospital Services (the "Issuer") that are issuable to Mr. Stachowiak upon the exercise of stock options and vesting of restricted stock units within 60 days of October 3, 2025, the filing date of this Schedule 13D/A (the "Filing Date").
  
  (2) Includes 158,500 shares of Common Stock owned by RCS Investments, Inc. ("RCS"), of which Mr. Stachowiak is the president. RCS is wholly owned by the Raymond C Stachowiak Revocable Trust dated November 19, 1998 (the "Stachowiak Trust"), of which Mr. Stachowiak is the sole trustee and, in such capacity, may direct the voting and investment of the securities held by RCS. In his capacity as owner-president of RCS, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by RCS.
  
  (3) Includes 760,559 shares of Common Stock owned by Stachowiak Equity Fund, LLC ("Stachowiak Equity"), of which Mr. Stachowiak is the manager. Stachowiak Equity is owned 60% by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee, and 20% by each of two trusts established for Mr. Stachowiak's children, of which Mr. Stachowiak's spouse is the sole trustee. In his capacity as owner-manager of Stachowiak Equity, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by Stachowiak Equity.
  
  (4) This percentage was calculated in accordance with the U.S. Securities and Exchange Commission (the "SEC") rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 6,510,000 shares of Common Stock issued and outstanding as of August 11, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 13, 2025 (the "Quarterly Report") and includes 72,678 Common Shares that Mr. Stachowiak has the right to acquire within 60 days of the Filing Date upon the exercise of stock options and vesting of restricted stock units.
- RCS Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 158,500; sole dispositive power 0; shared dispositive power 158,500; aggregate amount beneficially owned 158,500 (2.4% of the class)
  Comment: (1) This percentage is based on the Issuer having an aggregate of 6,510,000 shares of Common Stock issued and outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report.
- Stachowiak Equity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 760,559; sole dispositive power 0; shared dispositive power 760,559; aggregate amount beneficially owned 760,559 (11.7% of the class)
  Comment: (1) This percentage is based on the Issuer having an aggregate of 6,510,000 shares of Common Stock issued and outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: AMERICAN SHARED HOSPITAL SERVICES
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 850, SAN FRANCISCO, California (CA), 94111
Comment:
EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 8 (this "Schedule 13D/A No. 8") to the original Schedule 13D dated June 17, 2014, as amended on October 28, 2014, February 16, 2016, May 21, 2019, May 4, 2020, May 3, 2023, April 3, 2024, and January 3, 2025 (as amended, the "Original Schedule 13D"), filed with the U.S. Securities and Exchange Commission (the "SEC") by Mr. Raymond C. Stachowiak, a member and the Executive Chairman of the board of directors (the "Board") of American Shared Hospital Services, a California corporation (the "Issuer"). The Original Schedule 13D reported Mr. Stachowiak's ownership of the Issuer's common stock, no par value (the "Common Stock"), both directly and indirectly through RCS Investments, Inc., an Illinois corporation ("RCS"), of which Mr. Stachowiak is the owner-president, and Stachowiak Equity Fund, LLC, an Illinois limited liability company ("Stachowiak Equity"; together with RCS and Mr. Stachowiak, the "Reporting Persons," and each, a "Reporting Person"), of which Mr. Stachowiak is the owner-manager.

This Schedule 13D/A No. 8 is being filed to report the shares of Common Stock (the "Common Shares") that Mr. Stachowiak has acquired since filing Amendment No. 7 to the Original Schedule 13D with the SEC on January 3, 2025 (the "Schedule 13D/A No. 7"). This Schedule 13D/A No. 8 also updates the percentage of beneficial ownership reported for RCS and Stachowiak Equity, which immaterially decreased due to an increase in the Issuer's total number of issued and outstanding Common Shares since the Schedule 13D/A No. 7 was filed. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Schedule 13D/A No. 8 have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Schedule 13D/A No. 8 supplements Item 3 of the Original Schedule 13D by adding the following:

Source of Mr. Stachowiak's Shares. The aggregate number of Common Shares reported as beneficially owned (the "Total Beneficial Ownership Amount") by Mr. Stachowiak in this Schedule 13 D/A No. 8 include the Common Shares acquired or disposed of in the transactions described below that occurred since Mr. Stachowiak's reporting of beneficial ownership in the Schedule 13D/A No. 7.

On June 13, 2025, 2,000 stock options granted to Mr. Stachowiak expired before being exercised. Accordingly, the 2,000 Common Shares underlying the expired stock options, which were included in the Total Beneficial Ownership Amount reported for Mr. Stachowiak in the Schedule 13D/A No. 7, are not included in such amount in this Schedule 13D/A No. 8.

On June 26, 2025, Mr. Stachowiak was granted an award of 120,000 RSUs (the "2025 RSUs"), of which 30,000 vested on each of June 27, 2025 and July 2, 2025, 25,000 vested on October 1, 2025, and 25,000 will vest on January 1, 2026. The Total Beneficial Ownership Amount reported for Mr. Stachowiak in this Schedule 13D/A No. 8 includes the 85,000 Common Shares underlying 85,000 of the 2025 RSUs that vested on June 27, 2025, July 2, 2025, and October 1, 2025. The 25,000 Common Shares underlying the remaining 25,000 RSUs that will vest on January 1, 2026, have been excluded from Mr. Stachowiak's Total Beneficial Ownership Amount in this Schedule 13D/A No. 8 because the RSUs do not vest within 60 days of the Filing Date.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D/A No. 8 amends and restates Item 4 of the Original Schedule 13D as follows:

The information reported in Item 3 of this Schedule 13D/A No. 8 is incorporated by reference into this Item 4. The Common Shares reported as beneficially owned by the Reporting Persons will be held for investment purposes.

Before Mr. Stachowiak became an officer and director of the Issuer, the securities acquired by Mr. Stachowiak were primarily acquired through purchases using his personal funds. After Mr. Stachowiak became an officer of the Issuer, Mr. Stachowiak acquired Common Shares from the Issuer as partial compensation for his service as a director and officer.

Mr. Stachowiak is a director and the Executive Chairman of the Board of the Issuer, the owner-president of RCS, and the owner-manager of Stachowiak Equity. Except as set forth herein and to the extent that Mr. Stachowiak may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Schedule 13D/A No. 8 amends and restates Item 5 of the Original Schedule 13D as follows:

The information below reports the aggregate number of Common Shares beneficially owned by each Reporting Person, the total issued and outstanding Common Shares ( the "Total I&O Amount") used to calculate each Reporting Person's percentage of beneficial ownership in accordance with the SEC rules for calculating percentages of beneficial ownership, and each Reporting Person's percentage of beneficial ownership as of the Filing Date of this Schedule 13D/A No. 8.

Reporting Person - Mr. Stachowiak(1)
Aggregate Number of Common Shares Beneficially Owned - 1,560,737
Total I&O Amount of Common Shares - 6,582,678 (2)
Beneficial Ownership Percentage - 23.7%

Reporting Person - RCS
Aggregate Number of Common Shares Beneficially Owned - 158,500
Total I&O Amount of Common Shares - 6,510,000(3)
Beneficial Ownership Percentage - 2.4%

Reporting Person - Stachowiak Equity
Aggregate Number of Common Shares Beneficially Owned - 760,559
Total I&O Amount of Common Shares - 6,510,000(3)
Beneficial Ownership Percentage - 11.7%

(1) Mr. Stachowiak's beneficial ownership includes his direct beneficial holdings as well as his indirect beneficial holdings as the (i) owner-president of RCS, and (ii) owner-manager of Stachowiak Equity.

(2) Mr. Stachowiak's Total I&O Amount consists of the (i) 6,510,000 Common Shares reported by the Issuer as being issued and outstanding as of August 11, 2025, as reported by the Issuer in its Quarterly Report, and (ii) 72,678 Common Shares that Mr. Stachowiak has the right to acquire within 60 days of the Filing Date of this Schedule 13D/A No. 8 upon the exercise of stock options and vesting of restricted stock units.

(3) The Reporting Person's Total I&O Amount is equal to the 6,510,000 Common Shares reported by the Issuer as being issued and outstanding in its Quarterly Report.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to each Reporting Person as of the Filing Date, the information below reports the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Each Reporting Person expressly disclaims beneficial ownership of all of the Common Shares reported in this Schedule 13D/A No. 8 except to the extent of such Reporting Person's pecuniary interest therein, and the filing of this Schedule 13D/A No. 8 shall not be construed as an admission that any such Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D/A No. 8.

Reporting Person - Mr. Stachowiak
Sole Voting Power - 641,678
Shared Voting Power - 919,059(1)
Sole Dispositive Power - 641,678
Shared Dispositive Power - 919,059(1)
Total Beneficially Owned - 1,560,737

Reporting Person - RCS
Sole Voting Power - 0
Shared Voting Power - 158,500
Sole Dispositive Power - 0
Shared Dispositive Power - 158,500
Total Beneficially Owned - 158,500

Reporting Person - Stachowiak Equity
Sole Voting Power - 0
Shared Voting Power - 760,559
Sole Dispositive Power - 0
Shared Dispositive Power - 760,559
Total Beneficially Owned - 760,559

(1) Includes: (i) 158,500 Common Shares held of record by RCS, which Mr. Stachowiak may be deemed to have or share voting and investment power over in his capacity as president of RCS and as the sole trustee of the Raymond C Stachowiak Revocable Trust dated November 19, 1998 (the "Stachowiak Trust"), which is the sole owner of RCS; and (ii) 760,559 Common Shares held of record by Stachowiak Equity, which is owned 60% by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee, and 20% by each of two trusts established for Mr. Stachowiak's children (the "Stachowiak Children Trusts"), of which Mr. Stachowiak's spouse is the sole trustee. The principal address of the Stachowiak Children Trusts is 7N120 Weybridge Drive, St. Charles, Illinois 60175. The principal business of the Stachowiak Children Trusts is to make and hold investments in securities and other assets. No other information required by Item 2 with respect to the Stachowiak Children Trusts is applicable.
Transactions in the class effected during the past sixty days: Except as described in Item 3, Item 6, or elsewhere in this Schedule 13D/A No. 8, no transactions in the Common Shares reported in this Schedule 13D/A No. 8 were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise set forth in this Schedule 13D/A No. 8, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Stachowiak Raymond C: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak, individually (12/09/2025)
- RCS Investments, Inc.: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak/President (12/09/2025)
- Stachowiak Equity Fund, LLC: /s/ Raymond C. Stachowiak, Raymond C. Stachowiak/Manager (12/09/2025)